UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                        ______________________

                            Schedule 13G

               Under the Securities Exchange Act of 1934
                           (Amendment No. 6)*


                      SHARPER IMAGE CORPORATION
                          (Name of Issuer)

                            COMMON STOCK
                   (Title of Class of Securities)

                           820013 10 0
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

SEC 1745 (2/92)        (Page 1 of 5 Pages)

CUSIP NO. 820013 10 0      13G                 Page 2 of 5 Pages
________________________________________________________________
| 1 | NAME OF REPORTING PERSON                                  |
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         |
|   |                    Richard Thalheimer                     |
|   |                    ###-##-####                            |
|___|___________________________________________________________|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         |
|   |                                     (a) /  /     (b) /  / |
|___|___________________________________________________________|
| 3 | SEC USE ONLY                                              |
|   |                                                           |
|___|___________________________________________________________|
| 4 | CITIZENSHIP OR PLACE OF ORGANIZATION                      |
|   |                    United States of America               |
|___|___________________________________________________________|
|              | 5 | SOLE VOTING POWER                          |
| NUMBER OF    |   |     5,037,959 shares of Common Stock       |
| SHARES       |___|____________________________________________|
| BENEFICIALLY | 6 | SHARED VOTING POWER                        |
| OWNED BY     |   |     586,028 shares of Common Stock         |
| REPORTING    |___|____________________________________________|
| PERSON       | 7 | SOLE DISPOSITIVE POWER                     |
| WITH         |   |     5,037,959 shares of Common Stock       |
|              |___|____________________________________________|
|              | 8 | SHARED DISPOSITIVE POWER                   |
|              |   |     586,028 shares of Common Stock         |
|______________|___|____________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              |
|    | REPORTING PERSON                                         |
|    |                    5,623,987 shares of Common Stock      |
|____|__________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES    |
|    | CERTAIN SHARES*                                          |
|    |                                                   /   /  |
|____|__________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        |
|    |       67.9%                                              |
|____|__________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                |
|    |       IN                                                 |
|____|__________________________________________________________|
             *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 3 of 5 pages

Item 1(a)       NAME OF ISSUER:

                Sharper Image Corporation


Item 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                650 Davis Street
                San Francisco, CA  94111


Item 2(a)       NAME OF PERSON FILING:

                Richard Thalheimer


Item 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                RESIDENCE:

                650 Davis Street
                San Francisco, CA  94111


Item 2(c)       CITIZENSHIP:

                United States of America


Item 2(d)       TITLE OF CLASS OF SECURITIES:

                Common Stock


Item 2(e)       CUSIP NUMBER:

                820013 10 0


Item 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES
                13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON
                FILING IS A:

                Not Applicable

                                               Page 4 of 5 pages


Item 4.         OWNERSHIP.

                (a)  Amount Beneficially Owned as of January 31,
                   1995:  5,623,987 Shares of Common Stock.
               Does not include 45,500 shares owned by
         Ms. Elyse Eng Thalheimer, Mr. Richard
                     Thalheimer's wife.  Includes 4,737,959
              shares owned by The Richard J. Thalheimer
          Revocable Trust, of which Mr. Richard
                     Thalheimer is trustee and sole beneficiary.
                    Includes 218,028 shares owned by The Richard
                   Thalheimer and Elyse Thalheimer Family
                  Trust, of which Mr. Richard Thalheimer is
                 a co-beneficiary.  Includes 368,000 shares
                owned by The Richard J. Thalheimer
               Children's Trust.  Includes 300,000 shares
              owned by the Richard J. Thalheimer 1994
             Annuity Trust, of which Mr. Richard
            Thalheimer is trustee and beneficiary.

                (b)  Percent of Class:  67.9

                (c) Number of shares as to which such person has:

                     (i)    sole power to vote or to direct the
                            vote:  5,037,959 shares of Common
                            Stock

                     (ii)   shared power to vote or to direct the
                            vote:  586,028

                     (iii)  sole power to dispose or to direct
                            the disposition of:  5,037,959 shares
                            of Common Stock

                     (iv)   shared power to dispose or to direct
                            the disposition of:  586,028


Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not Applicable


Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                ANOTHER PERSON.

                Not Applicable

                                               Page 5 of 5 pages


Item 7.         IDENTIFICATION AND CLASSIFICATION OF THE
                SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not Applicable


Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                THE GROUP.

                Not Applicable


Item 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable


Item 10.        CERTIFICATION.

                Not Applicable






                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 27, 1995


Signature:  RICHARD THALHEIMER
            ___________________
Name:       Richard Thalheimer
Title:      Chief Executive Officer and Chairman of the Board